Lifecore Biomedical, Inc.
3515 Lyman Boulevard
Chaska, Minnesota 55318
June 7, 2023
VIA EDGAR AND E-MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549-6010
Attention: Gregory Herbers
Re:    Lifecore Biomedical, Inc.
Registration Statement on Form S-1 (Registration No. 333-271176)
To the addressee set forth above:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-271176) (as amended, the “Registration Statement”) of Lifecore Biomedical, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on June 9, 2023, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling J. Ross McAloon at (714) 755-8051.
Thank you for your assistance in this matter.

Very truly yours,

Lifecore Biomedical, Inc.

By:	/s/ John D. Morberg
John D. Morberg
Chief Financial Officer
cc:  James. G. Hall, Lifecore Biomedical, Inc.
Darren Guttenberg, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP